Execution Version

EXCHANGE AND SUPPORT AGREEMENT

THE REAL BROKERAGE INC.

AND

REAL PIPE, LLC

AND

THE PERSONS IDENTIFIED AS “INVESTORS” ON THE SIGNATURE PAGES HERETO

AND

ANY PERSON THAT BECOMES A HOLDER OF PREFERRED UNITS

December 2, 2020

EXCHANGE AND SUPPORT AGREEMENT

THIS AGREEMENT made the 2nd day of December, 2020,

AMONG:

THE REAL BROKERAGE INC., a corporation existing under the laws of British Columbia,

(hereinafter referred to as the “Parent”)

- and -

REAL PIPE, LLC, a limited liability company existing under the laws of Delaware,

(hereinafter referred to as the “Issuer”),

- and -

The Persons identified as “Investors” on signature pages hereto,

(collectively, the “Investors”, and each individually an “Investor”),

- and -

Any other Holder of Preferred Units, from time to time.

WHEREAS, as of the date hereof, the Investors are the beneficial holders of an aggregate of 17,286,842 Preferred Units (as defined herein);

AND WHEREAS the Parent and the Issuer have agreed to enter into this Agreement so as to recognize and/or provide for, inter alia, (a) the right of a Holder (as defined herein) to acquire Exchange Common Shares (as defined herein) in exchange for Preferred Units held by a Holder and (b) the reciprocal right of the Parent to acquire Preferred Units held by a Holder in exchange for Exchange Common Shares, all in accordance with the terms and conditions set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE I

INTERPRETATION

1.1 Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings.

“Business Day” means any day, other than: (a) a Saturday, Sunday or statutory holiday in the Provinces of Ontario or British Columbia or the State of New York; or (b) a day on which banks are generally closed in the Provinces of Ontario or British Columbia or the State of New York;

“Capital Reorganization” has the meaning given to that term in the LLC Agreement;

“Common Shares” means the common shares in the capital of the Parent;

“Exchange Common Shares” has the meaning given to that term in the LLC Agreement;

“Exempt Purchaser” means a Holder that: (i) is resident in Canada at the time of the exchange; or (ii) is resident in a jurisdiction outside of Canada, is not exercising the exchange in the United States or by or on behalf of a U.S. Person and will acquire Exchange Common Shares pursuant to an exemption from any prospectus or securities registration or similar requirements under the applicable securities laws of such jurisdiction or any other securities laws to which such Holder is otherwise subject and such exchange would not result in any obligation of the Parent or the Issuer to prepare and file a prospectus, an offering memorandum or similar document or any obligation of the Parent or the Issuer to make any filings with or seek any approvals of any kind from any regulatory body in such jurisdiction or any other ongoing reporting requirements with respect to such exchange or otherwise; or (iii) if in the United States or a U.S. Person on whose behalf such exchange is being made, is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act or is otherwise permitted to acquire Exchange Common Shares pursuant to an available exemption from registration under the Securities Act and applicable state securities laws at the time of such exchange;

“Exchange Rate” has the meaning given to that term in the LLC Agreement;

“Forced Exchange Date” has the meaning given to that term in the LLC Agreement;

“Forced Exchange Event” has the meaning given to that term in the LLC Agreement;

“Forced Exchange Notice” has the meaning given to that term in the LLC Agreement;

“Forced Exchange Right” has the meaning given to that term in Section 2.2;

“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal, local or other government, governmental department, agency, arbitrator, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory or self-regulatory authority, including any securities regulatory authorities and stock exchange including the TSXV and any other Stock Exchange;

“Guarantee Agreement” means the subordinated guarantee agreement to be entered into between the Investors and the Parent on the date hereof;

“Guaranteed Obligations” has the meaning given to that term in the Guarantee Agreement;

“Holder” means a holder of Preferred Units from time to time and, on the date hereof, includes the Investors;

“Investor(s)” has the meaning given to that term in the recitals hereto;

“Investor Rights Agreement” means the Investor Rights Agreement dated as of the date hereof by and among the Parent, the Issuer and the Investors, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

“Issuer” has the meaning given to that term in the recitals hereto;

“Junior Shares” has the meaning given to that term in the LLC Agreement;

“Junior Stock” shall mean the Junior Shares and the Junior Units;

“Junior Units” has the meaning given to that term in the LLC Agreement;

“LLC Agreement” means the amended and restated limited liability company agreement of the Issuer dated as of the date hereof among the Parent, the Issuer and the Investors;

“Optional Exchange Date” has the meaning given to that term in the LLC Agreement;

“Optional Exchange Notice” has the meaning given to that term in the LLC Agreement;

“Optional Exchange Right” has the meaning given to that term in Section 2.1;

“Parent” has the meaning given to that term in the recitals hereto;

“Person” has the meaning given to that term in the LLC Agreement;

“Preferred Units” shall mean the Preferred Units of the Issuer having the powers, preferences, rights, qualifications, limitations set forth in the LLC Agreement;

“Purchase Agreement” has the meaning given to that term in the LLC Agreement;

“Reference Property” has the meaning given to that term in the LLC Agreement;

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended;

“Stock Exchange” has the meaning given to that term in the LLC Agreement;

“Transaction Agreements” has the meaning given to that term in the LLC Agreement;

“TSXV” means the TSX Venture Exchange or any successor thereto;

“Units” has the meaning given to that term in the LLC Agreement; and

“U.S. Person” means a “U.S. Person” as defined in Regulation S promulgated under the Securities Act, and includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States.

1.2 Defined Terms in the LLC Agreement

Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the LLC Agreement.

1.3 Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a) the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof and include any schedules or exhibits thereto;

(b) references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section to this Agreement;

(c) the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e) the word “including” is deemed to mean “including without limitation”;

(f) the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g) any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h) any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i) all dollar amounts refer to currency of the United States of America;

(j) the word “day” means calendar day unless Business Day is expressly specified;

(k) any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(l) whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.4 Entire Agreement

This Agreement and the other Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this Agreement and the other Transaction Agreements.

1.5 Time of Essence

Time shall be of the essence of this Agreement.

1.6 Governing Law and Submission to Jurisdiction

(a) This Agreement and all matters, claims or actions (whether at law, in equity, in contract, in tort or otherwise) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of laws principles.

(b) All matters, claims or actions arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over any matter, claim or action, any state or federal court within the State of Delaware) and appellate courts therefrom and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such matter, claim or action and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such matter, claim or action. The consents to jurisdiction and venue set forth in this Section 1.6(b) shall not constitute general consents to service of process in the State of Delaware, shall have no effect for any purpose except as provided in this Section 1.6(b) and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any matter, claim or action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier, with a copy by e-mail, at the address set forth in Section 4.1 of this Agreement. The parties hereto agree that a final judgment in any such matter, claim or action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided that, nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY MATTER, CLAIM OR ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY MATTER, CLAIM OR ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 1.6(c).

1.7 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

ARTICLE II

EXCHANGE PROCEDURES

2.1 Optional Exchange Right

The Parent hereby grants to each Holder, as long as the Holder is an Exempt Purchaser at the time of such acquisition, the right (the “Optional Exchange Right”) to acquire from the Parent, in exchange for the Holder delivering as consideration all or any part of the Preferred Units held from time to time by such Holder, that number of fully paid and non-assessable Exchange Common Shares equal to the number of Preferred Units exchanged by the Holder multiplied by the Exchange Rate of such Preferred Units (as adjusted pursuant to the LLC Agreement) on the Optional Exchange Date, all in accordance with the provisions of the LLC Agreement.

2.2 Forced Exchange Right

Notwithstanding the Optional Exchange Right, upon the occurrence of a Forced Exchange Event, the Parent shall have the right (the “Forced Exchange Right”) to acquire directly from each Holder all, but not less than all, of the Preferred Units held from time to time by such Holder in consideration of that number of whole Exchange Common Shares for each such Preferred Unit equal to the Exchange Rate then in effect on the Forced Exchange Date, all in accordance with the provisions of the LLC Agreement; provided, however that in order for the Parent to exercise the Forced Exchange Right on the Forced Exchange Date, the Common Shares are listed and posted for trading on a Stock Exchange and no order ceasing or suspending trading in Common Shares or prohibiting the sale or issuance of Common Shares has been issued and no (formal or informal) proceedings for such purpose are pending or, to the knowledge of the Parent or the Issuer, have been threatened.

2.3 Optional Exchange Notice

The Optional Exchange Right may be exercised by a Holder by delivery by such Holder of the Optional Exchange Notice to the Parent and the Issuer in the manner and in accordance with the procedures set out in the LLC Agreement.

2.4 Forced Exchange Notice

The Forced Exchange Right may be exercised by the Parent and the Issuer by the delivery by the Parent and the Issuer of the Forced Exchange Notice to each Holder in the manner and in accordance with the procedures set out in the LLC Agreement.

2.5 Exchange Procedure

The Parent shall issue to the Holder the Exchange Common Shares (or, following a Capital Reorganization, the Reference Property) due upon exchange of the Preferred Units as of the Optional Exchange Date or the Forced Exchange Date, as applicable, all in accordance with the procedures set out in the LLC Agreement.

2.6 Representations of the Parent

The Parent hereby represents, warrants and covenants in favour of the Holders as follows:

(a) it is a corporation existing under the laws of the Province of British Columbia and has the requisite power and authority to own, lease and operate its properties and to conduct its business;

(b) it has all requisite legal and corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(c) it has duly authorized, executed and delivered this Agreement, and, upon acceptance by the Investors, this Agreement will constitute a valid and binding agreement of the Parent, enforceable against the Parent in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization or other laws of general application affecting enforcement of creditors’ rights and general principles of equity that restrict the availability of equitable remedies;

(d) no consent, approval, authorization, order or agreement of, or registration, filing or qualification with, or any other action by, any Governmental Entity or other Person is required for the execution, delivery or performance of this Agreement by the Parent;

(e) neither the entering into, delivery or performance of this Agreement nor the completion of the transactions contemplated in hereby, in the LLC Agreement or any other Transaction Agreement, in each case, by the Parent will: (i) conflict with or result in the violation or breach of any of the provisions of the articles or by-laws of the Parent, (ii) conflict with, or result in a breach or violation of any of the terms of, or constitute a default under, or result in the creation or imposition of any lien or right of any other Person upon any assets of the Parent pursuant to any agreement or other instrument to which the Parent is a party or by which the Parent is bound or to which any of the assets of the Parent is subject, or (iii) result in the violation of any law applicable to the Parent;

(f) any Common Shares deliverable upon exchange of the Preferred Units pursuant to the LLC Agreement and the terms hereof will be duly authorized and validly issued as fully paid and non-assessable, free and clear of any liens, claims, rights or encumbrances, other than those arising under law;

(g) it has reserved for issuance and will, at all times while any Preferred Units are outstanding, keep available, free from pre-emptive and other rights granted by the Parent, such number of Common Shares as are deliverable upon exchange of the outstanding Preferred Units pursuant to the LLC Agreement and the terms hereof; and

(h) it will make such filings and take such other reasonable commercial steps as may be necessary in order that the Common Shares deliverable upon exchange of the Preferred Units will be approved for listing and posted for trading on the TSXV or any Stock Exchange on which the Common Shares then trade, on the date of issuance of such Common Shares.

2.7 Holders’ Acknowledgements

The Holders acknowledge that hold periods under applicable securities laws and the policies of the Stock Exchange may apply to any transfer of the Exchange Common Shares and prior to the expiry of any such applicable hold period, the certificates representing the Exchange Common Shares, if any, will bear such legend or legends as may, in the reasonable opinion of counsel to the Parent and the Issuer, be necessary in order to avoid a violation of any securities laws or to comply with the requirements of the Stock Exchange, provided that, at any time, in the opinion of counsel to the Parent and the Issuer, such legends are no longer necessary in order to avoid a violation of any such Laws, or the Holder of any such legended certificate, at the Holder’s expense, provides the Parent and the Issuer with evidence reasonably satisfactory in form and substance to the Parent and the Issuer (which may include an opinion of counsel reasonably satisfactory to the Parent and the Issuer) to the effect that such Holder is entitled to sell or otherwise transfer such Preferred Units and Exchange Common Shares in a transaction in which such legends are not required, such legended certificate may thereafter be surrendered to the Parent and the Issuer in exchange for a certificate which does not bear such legend.

2.8 Transfer Taxes

All stock transfer or similar taxes (other than income or similar taxes) which are required to be paid in connection with any exchange of Preferred Units for Exchange Common Shares by a Holder hereunder will be, or will have been, fully paid or provided for by Parent; provided, that if a Holder requests or requires that any Exchange Common Shares are issued to a person other than such Holder signatory hereto, such Holder shall pay any such taxes imposed or required to be collected, and the Holder shall comply in all material respect with its obligations under any Laws imposing such taxes.

2.9 Fractional Shares

For the avoidance of doubt, Section 6.6 of the LLC Agreement will govern the terms of any exchange occurring pursuant to the exercise of the Optional Exchange Right and/or the Forced Exchange Right.

2.9 Dividends

The Parent acknowledges and agrees that it will not declare or make a distribution on its Common Shares unless the Issuer simultaneously declares, pays or makes, as the case may be, the dividend or distribution on the Preferred Units as provided in Section 6.2 of the LLC Agreement.

ARTICLE III

COVENANTS OF THE PARENT AND THE HOLDERS

3.1 Support Obligations

The Parent covenants and agrees with the Holders that, for so long as any Preferred Units remain outstanding:

(a) it will continue to directly or indirectly own all of the Units of the Issuer, other than the Preferred Units held by the Holders, and maintain the ability to elect a majority of the board of directors of the Issuer;

(b) it will, upon direction by the Issuer, cause the issuance and delivery to the Holders of such number of Common Shares necessary to satisfy the Issuer’s obligations upon an exchange of Preferred Units pursuant to the LLC Agreement and in accordance with the terms hereof;

(c) it will not declare or pay any dividends on the Common Shares or any other class of shares in the capital of the Parent that ranks on a parity with or junior to the Common Shares as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Parent;

(d) upon liquidation, winding-up or dissolution of the Issuer and/or the Parent, the Guaranteed Obligations will rank senior to the Junior Stock;

(e) it will not exercise any voting or consent rights which may be exercisable by the Holders of Preferred Units in accordance with the LLC Agreement or pursuant to applicable law with respect to any Preferred Units held by the Parent, and will cause its Affiliates not to exercise any such voting or consent rights with respect to any Preferred Units held by such Affiliates; and

(f) in the event that it holds any Preferred Units, it will take such action as is necessary such that such Preferred Units will no longer remain outstanding.

3.2 Transfer of Preferred Units

The rights and obligations of a Holder hereunder may be assigned, transferred or otherwise granted, in whole or in part, without prior written consent of any other party hereto to any transferee to whom such Holder validly transfers any of its Preferred Units in accordance with the LLC Agreement and the Investor Rights Agreement (as such term is defined in the LLC Agreement) provided such Holder shall cause such transferee to execute and deliver to the Parent a joinder agreement, in form reasonably satisfactory to the Parent, pursuant to which such transferee agrees to be bound by the terms and conditions of this Agreement.

ARTICLE IV

MISCELLANEOUS

4.1 Notices

(a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i) in the case of the Parent: 133 Richmond Street West

Toronto, Ontario M5H 2L3

Attention:  Tamir Poleg, Chief Executive Officer

E-mail:  [redacted]

(ii) in the case of the Issuer:

133 Richmond Street West

Toronto, Ontario M5H 2L3

Attention:	Tamir Poleg and Michelle Ressler
E-mail:	[redacted]; [redacted]

with a copy to:

Gowling WLG (Canada) LLP

1 First Canadian Place

100 King Street West, Suite 1600

Toronto, Ontario M5X 1G5

Attention:	Jason A. Saltzman
E-mail:	[redacted]

(ii) in the case of a Holder, to the address of the Holder contained on the register of Holders maintained by the Issuer.

(b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted by email or personally by hand (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed by internationally recognized overnight courier, on the Business Day following the date of mailing; provided, however, that if at the time of mailing or within two Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c) Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 4.1.

4.2 Amendments and Waivers

This Agreement (or any provision hereof) may only be amended, supplemented or otherwise modified or waived (a) by written agreement signed by the Parent, the Issuer and Holders representing at least two-thirds of the outstanding Preferred Units, and (b) solely to the extent required by the applicable rules and regulations of the TSXV and any other applicable Stock Exchange, subject to approval thereof. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

4.3 Successor

The Parent shall not effect a Capital Reorganization, other than a Change of Control, unless, as applicable: (i) the resulting Person or continuing corporation (herein called the “Parent Successor”), by operation of law, shall become, without more, bound by the terms and provisions of this Agreement; (ii) if not so bound, the Parent Successor shall execute, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) to evidence the assumption by the Parent Successor of the obligations of the Parent under this Agreement; or (iii) the parties agree to amend this Agreement in accordance with Section 4.2, as reasonably necessary, in order that this Agreement shall apply with full force and effect, mutatis mutandis, to all new securities into which Common Shares are changed as a result of such Capital Reorganization.

4.4 Assignment

No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except in accordance with Section 3.2 (in which case, consent is not required) or with the prior written consent of the other parties. Any other purported assignment, transfer or delegation other than in accordance with this Section 4.4 shall be null and void.

4.5 Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

4.6 Further Assurances

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

4.7 Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

4.8 Liability of the Parent and the Issuer

Each of the Parent and the Issuer agree and acknowledge that any breach of this Agreement by, or the failure to perform any obligation in accordance with the terms of this Agreement of, the Issuer shall be deemed to be a breach of this Agreement by, or failure to perform such obligation of, the Parent, and the Parent shall be fully and directly liable for any and all damages relating to, arising from or suffered in connection with such breach or failure. Subject to and in accordance with Article 4 of the Purchase Agreement, each of the Parent and the Issuer agrees, jointly and severally, to indemnify, hold harmless and defend each Holder from and against any and all losses, liabilities, costs, damages, taxes, judgments, claims or other expenses (including attorneys’ fees) related to, in connection with or arising out of any exchange occurring pursuant to the Optional Exchange Right and/or the Forced Exchange Right not being completed in accordance with the terms and conditions of this Agreement and the LLC Agreement.

4.9 Right to Injunctive Relief

Each of the parties hereby acknowledges and agrees that in the event of a breach or threatened breach of any of its covenants hereunder, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies available to such party, each Holder (in respect of any breach of this Agreement by the Parent or the Issuer) and the Parent or the Issuer (in respect of any breach of this Agreement by any Holder) shall be entitled to apply for an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security in connection with such action), and each of the parties hereby agrees not to plead sufficiency of damages as a defence in such circumstances.

4.10 Certain Transactions

In the event of any stock split, reverse stock split, stock dividend or distribution, subdivision, or any change in the Common Shares or the Preferred Units by reason of any recapitalization, combination, reclassification, exchange of shares, merger, consolidation, partial or complete liquidation, share dividend, split-up, sale of assets, distribution to equityholders or similar transactions or changes in the Parent’s or the Issuer’s capital structure, (a) the terms “Common Shares” and “Preferred Units” used herein shall, as applicable, be deemed to refer to and include all such dividends and distributions and any other securities into which or for which any or all of such securities may be changed or exchanged or which are received in such transaction and (b) the Parent and the Issuer agree that appropriate adjustments shall be made to this Agreement as necessary to ensure that the Investors have, immediately after consummation of such transaction, substantially the same rights with respect to the Parent, the Issuer or another issuer of securities, as applicable, as they have immediately prior to the consummation of such transaction under this Agreement.

4.11 Several Obligations

The obligations of each Investor under this Agreement shall be several, and not joint.

4.12 Non-Recourse

Notwithstanding anything to the contrary in this Agreement, (a) this Agreement may only be enforced against, and any action, dispute, claim, suit or other proceeding for breach of this Agreement may only be made against, the Persons that are expressly identified herein and/or are parties hereto,

(b) none of (i) the former, current and future Affiliates, directors, officers, managers, employees, advisors, representatives, shareholders, members, managers, partners, successors and assigns of the Investors or any Affiliate thereof or any former, current and future Affiliate, director, officer, manager, employee, advisor, representative, shareholder, member, manager, partner, successor and assign of any of the foregoing (collectively, “Investor Related Parties”) shall have any liability for any liabilities or obligations of the parties hereto for any action, dispute, claim, suit or other proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any representations made or alleged to be made in connection herewith, (c) none of the Parent, the Issuer nor or their respective Affiliates shall have any rights of recovery in respect hereof against any Investor Related Party and (d) no personal liability shall attach to any Investor Related Party through the Investors or otherwise, whether by or through attempted piercing of the corporate veil, by or through an action, dispute, claim, suit or other proceeding (whether in tort, contract or otherwise), by the enforcement of any judgment, fine or penalty or by virtue of any statute, regulation or other applicable Law, or otherwise; provided that, for the avoidance of doubt, nothing in this Section 4.12 shall restrict or limit the rights or obligations of a Person under any other Transaction Agreement to which such Person is a party.

4.13 Conflict

To the extent that there is any inconsistency between the terms of this Agreement and the terms of the LLC Agreement, the terms of the LLC Agreement shall govern to the extent of the inconsistency.

[The remainder of this page has been intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, this Agreement has been executed by the parties on the date first written above.

PARENT:

THE REAL BROKERAGE INC.

Per:	signed “Tamir Poleg”
Name:	Tamir Poleg
Title:	Chief Executive Officer

ISSUER:

REAL PIPE, LLC

Per:	signed “Michelle Ressler”
Name:	Michelle Ressler
Title:	Manager

INVESTORS:

INSIGHT PARTNERS XI, L.P.
Insight Associates XI, L.P., its general partner
Insight Associates XI, Ltd., its general partner

Per:	signed “Andrew Prodromos”
Name:	Andrew Prodromos
Title:	Authorized Officer

INSIGHT PARTNERS (CAYMAN) XI, L.P.
Insight Associates XI, L.P., its general partner
Insight Associates XI, Ltd., its general partner

Per:	signed “Andrew Prodromos”
Name:	Andrew Prodromos
Title:	Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS), L.P.
Insight Associates XI, L.P., its general partner
Insight Associates XI, Ltd., its general partner

Per:	signed “Andrew Prodromos”
Name:	Andrew Prodromos
Title:	Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS) (B), L.P.
Insight Associates XI, L.P., its general partner
Insight Associates XI, Ltd., its general partner

Per:	signed “Andrew Prodromos”
Name:	Andrew Prodromos
Title:	Authorized Officer

INSIGHT PARTNERS (DELAWARE) XI, L.P.
Insight Associates XI, L.P., its general partner
Insight Associates XI, Ltd., its general partner

Per:	signed “Andrew Prodromos”
Name:	Andrew Prodromos
Title:	Authorized Officer

INSIGHT PARTNERS (EU) XI, S.C.Sp.
Insight Associates (EU) XI, S.a.r.l., its general partner

Per:	signed “Andrew Prodromos”
Name:	Andrew Prodromos
Title:	Authorized Officer